SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 February, 2005

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                    DESCRIPTION

99.1                                                                            1st Quarter Results dated 7 February 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 7 February, 2005                                                                                                                            Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

05/CAT/06

FOR IMMEDIATE RELEASE

07:00 GMT, 02:00 EST, Monday 7 February 2005

For further information contact:

Cambridge Antibody Technology	Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471	Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer	Kevin Smith
John Aston, Chief Financial Officer	Yvonne Alexander
Rowena Gardner, Director of Corporate Communications
BMC Communications/The Trout Group (USA)
Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
ANNOUNCES FIRST QUARTER RESULTS

Cambridge, UK Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today announces financial results for the first quarter of its 2005 financial year, from 1 October 2004 to 31 December 2004, and an update on business since the Preliminary Results Announcement on 22 November 2004.

Summary
Major strategic alliance with AstraZeneca in the field of inflammatory diseases:

£75 million subscription in new CAT shares
Alliance operations being established in line with plan

Successful outcome to legal action against Abbott Laboratories in relation to HUMIRA(R) royalties:

US$23.73 million back royalties received from Abbott (not reflected in Q1 results)

Abbott reports worldwide sales of HUMIRA at $852 million for 2004 and raises guidance for 2005 to more than $1.3 billion

IP licensing: product candidates from Dyax and Micromet enter clinical trials

Net cash outflow before management of liquid resources and financing: £9.7 million for the three months ended 31 December 2004 (£6.6 million for three months ended 31 December 2003)

Net cash and liquid resources of £159.3 million at 31 December 2004 (£93.7 million at 30 September 2004)

AstraZeneca Strategic Alliance
In November 2004, CAT announced a major strategic alliance with AstraZeneca for the joint discovery and development of human monoclonal antibody therapeutics, principally in the field of inflammatory disorders. Since that time, the joint infrastructure to manage the alliance has been put in place, joint teams are being established and work is underway to commence the 2005 research programme.

The alliance will become the principal focus of CATs research activity over the next five years and will include a five-year discovery initiation phase during which the partners will jointly initiate a minimum of 25 discovery programmes. The principal focus of the discovery programmes will be in inflammatory disorders, however the research may extend to other therapeutic areas. The committed joint research investment will be a minimum of $175 million during this phase, which the companies will fund 50:50.

CATs financial participation reflects its level of investment in the programme. CAT has the option of co-investing and co-managing all programmes through to Clinical Proof of Concept, and of continuing to fund jointly the development of one in every five product candidates that reach Clinical Proof of Concept up to product launch. If CAT opts out after the discovery phase it receives milestones and royalties. If it opts out at Clinical Proof of Concept it receives milestones and royalties at a higher level. For those programmes which it funds to product launch it receives higher royalties, sales milestones and an option to co-promote these products in the US.

CAT will be principally responsible for antibody discovery, manufacturing process development and the supply of material for exploratory clinical trials. AstraZeneca will be principally responsible for translational biology, clinical development programmes, regulatory filings and commercialisation.

The alliance was conditional on the completion of the subscription of 10,217,983 new CAT shares by AstraZeneca for £75 million which duly completed in December 2004.

Abbott Litigation Update
In November 2003, CAT commenced legal proceedings against Abbott Biotechnology Limited and Abbott GmbH in the High Court in London concerning the level of HUMIRA royalties due to CAT. On 20 December 2004, the judge, Mr Justice Laddie, ruled in CATs favour stating that Abbott was in error when it made its first royalty payment to CAT calculated on the basis that only two per cent of Net Sales was due. It should have calculated on the basis of the full royalty of just over five per cent and should have paid and continue to pay CAT accordingly.

In January 2005, Mr Justice Laddie announced his decision on various procedural matters arising from this judgment and ruled in CATs favour on all counts. In particular, he denied Abbotts request for permission to appeal his judgement of 20 December 2004, though Abbott can now apply to the Court of Appeal directly for permission to appeal. The judge also ordered that Abbott pay CATs costs of the case (to be assessed in due course). Part of these costs will be assessed, as sought by CAT, on a higher basis than the norm to reflect the judges view of the merits on that part of the case.

In January 2005, Abbott paid to CAT US$23.73 million, representing royalty arrears due to CAT arising from the original judgment, and an additional sum of US$1.29 million, representing interest and compensation for currency loss on this amount. Abbott also paid CAT £2.85 million representing an interim payment of legal costs due. These amounts are not reflected in these first quarter results. Were Abbott to receive permission to appeal and be successful on such appeal these amounts would be repayable.

Product Development

CAT Product Candidates

CAT-354 is a fully human anti-IL13 monoclonal antibody being developed by CAT, initially as a potential treatment for severe asthma. In September 2004, CAT commenced a Phase I clinical trial in the UK. Preliminary results are expected to be available at the end of the second quarter of 2005. If this initial trial meets its primary objectives, CAT intends to progress CAT-354 in further clinical trials later in 2005.

Genzyme Alliance
CAT and Genzyme believe that the neutralisation of TGFbeta offers a number of important and valuable opportunities for addressing unmet medical needs in a number of disease conditions.

GC-1008 is a pan-specific fully human anti-TGFbeta monoclonal antibody being developed by CAT and Genzyme. The companies have received approval from the US Food and Drug Administration (FDA) to begin a Phase I clinical trial of GC-1008 in Idiopathic Pulmonary Fibrosis (IPF). Preparations for this trial are now underway. During 2005 it is also intended to commence a clinical trial of GC-1008 in various cancers. Pre-clinical studies in support of this oncology study and further IPF studies are ongoing.

CAT-192 (metelimumab), a fully human anti-TGFbeta1 monoclonal antibody, is being jointly developed by CAT and Genzyme as a potential treatment for scarring and fibrotic conditions, including scleroderma. Following a study in 45 scleroderma patients that demonstrated that CAT-192 was safe and well-tolerated, an analysis of all existing scleroderma study results is being undertaken to facilitate understanding of the disease and its progression. Once fully evaluated, the results will be discussed with a panel of experts in an effort to identify the appropriate route for clinical trials in diffuse systemic sclerosis.
CAT and Genzyme believe that there are further therapeutic opportunities for the collaboration and pre-clinical work is continuing to evaluate these.

Trabio(R) (lerdelimumab) is a fully human anti-TGFbeta2 monoclonal antibody developed by CAT as a potential treatment for improving the outcome of glaucoma surgery. In November 2004, CAT announced the failure of Trabio to meet the primary endpoint of improving the outcome of surgery for glaucoma compared to placebo in its first pivotal (European Phase III) clinical trial. Preliminary results of a second pivotal (International Phase III) clinical trial in 393 patients in six European countries and South Africa are expected in April 2005. In the US clinical trial comparing Trabio with 5-Flurouracil (5-FU) in 236 patients, enrolment is complete and preliminary results are expected at the end of 2005. Following the preliminary results of the first pivotal trial, CAT has minimised future development costs of Trabio, consistent with its obligations in the two continuing trials.

CAT-213 (bertilimumab) is a fully human anti-eotaxin1 monoclonal antibody which CAT has been evaluating as a treatment for severe allergic disorders. Discussions continue with potential partners to commercialise CAT-213.

Licensed Products and Product Candidates

HUMIRA(R) (adalimumab) is a fully human anti-TNFalpha monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and approved for marketing as a treatment for rheumatoid arthritis (RA) in over 50 countries. In January, Abbott reported worldwide sales of $852 million for 2004 and raised its 2005 worldwide sales expectations for HUMIRA to more than $1.3 billion.

Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications and reported in January that supplemental biologics license applications (sBLAs) had been made for two HUMIRA indications, early RA and psoriatic arthritis. Abbott also indicated that it expects to file applications in 2005 for ankylosing spondylitis, for RA in Japan and, possibly, for Juvenile RA. It has further indicated that a regulatory submission for Crohns disease is expected in 2006. In psoriasis, Phase III clinical trials began at the end of 2004 and Phase II clinical trial data will be available later this month. Abbott expects to submit a regulatory application for psoriasis in 2006 or early 2007.

ABT-874 is a fully human anti-IL12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott, and licensed to Abbott. Abbott continues to evaluate ABT-874 as a potential treatment for a number of autoimmune diseases including Crohns disease, psoriasis and multiple sclerosis, in which Abbott announced the start of a Phase II clinical trial in June 2004. Abbott has also indicated that it expects to begin Phase II studies of ABT-874 in psoriasis by the end of 2005.

LymphoStat-B(TM) (belimumab) is a fully human anti-BLyS monoclonal antibody and the first of four antibody drug candidates to be licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and RA. Phase II trials in each indication continue, with the RA results expected in Spring 2005 and the SLE results expected in Autumn 2005.

HGS-ETR1 is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HSGI and being developed by HGSI as a potential treatment for a number of cancers. In November 2004, HGSI announced that it had completed the enrolment and initial dosing of patients in a US Phase II clinical trial of HSG-ETR1 in patients with advanced non-small cell lung cancer. The primary objective of the study is to evaluate tumour response. The secondary objectives are to evaluate the safety and tolerability of HGS-ETR1, and to determine plasma concentrations of HGS-ETR1 for use in a population pharmacokinetic analysis. Phase II clinical trials of HGS-ETR1 in patients with advanced colorectal cancer and in patients with relapsed or refractory non-Hodgkin's lymphoma continue.

Two Phase Ib clinical trials of HGS-ETR1 to evaluate safety and tolerability in combination with chemotherapy also continue in patients with advanced solid malignancies.

In January 2005, HGSI reported plans to complete all three of the ongoing Phase II trials and both of the Phase Ib clinical trials of HGS-ETR1 in 2005.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HGSI, and being developed by HGSI as a potential treatment for cancer. A Phase I clinical trial of HGS-ETR2 in patients with advanced solid tumours continues. In January 2005, HGSI reported plans to initiate Phase II clinical trials of HGS-ETR2 as a single agent, and to initiate Phase Ib clinical trials of HGS-ETR2 in combination with chemotherapeutic agents in 2005.

ABthrax(TM) is a fully human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed by CAT to HGSI. It has been developed as a potential treatment for anthrax. HGSI has stated that further development of ABthrax will depend on the US governments willingness to commit to the purchase of ABthrax.

MYO-029 is a fully human monoclonal antibody which neutralises the effects of GDF-8 (a protein which is associated with reduced skeletal muscle mass). The antibody was discovered by CAT in collaboration with Wyeth and is licensed to Wyeth, which is studying it as a potential therapy for muscle-wasting diseases, including muscular dystrophy and age-related sarcopenia. Wyeth announced in June 2004 that it had filed an Investigational New Drug (IND) application for MYO-029 and a Phase I clinical trial is now underway.

Licensed Pre-clinical Product Candidates
There are six antibody drug candidates licensed to partners which are at the pre-clinical stage of development.

IP Licensing Agreements

In January 2003, CAT and Dyax Corp. announced the expansion of their 1997 licensing agreement. Under the terms of this expanded agreement, CAT receives milestone and royalty payments on antibody products developed by Dyax and Dyaxs licensees. In January 2005, Dyax announced that two fully human monoclonal antibodies from Dyaxs proprietary phage display libraries, IMC-11F8 and IMC-1121B, entered Phase I clinical development at ImClone Systems. Accordingly, CAT received a milestone payment from Dyax in January 2005.

In September 2003, CAT granted Micromet a patent licence for the development and commercialisation of Micromets human therapeutic antibody candidate MT201 (adecatumumab), specific for the epithelial tumour target Ep-CAM. In December 2004, Micromet and Serono signed an exclusive collaboration and licence agreement for the development and commercialisation of MT201 which is currently being tested in two multi-centre Phase II clinical trials. CAT receives milestone and royalty payments on human antibody-based products developed against the Ep-CAM target by Micromet and its partners. The first milestone payment would be due on filing for product approval.

Senior Management Changes
In January, CAT announced that Dr David Glover, Chief Medical Officer at CAT, would take early retirement from the Company and the Board after the Companys Annual General Meeting (AGM) on 4 February 2005. Dr Patrick Round, VP Development at CAT, has assumed responsibility for all of CATs development activities and has joined the Executive Group, responsible for the operational management of the Company. In addition, Diane Mellett, General Counsel at CAT and Company Secretary, joined the Board of Directors following the Companys AGM.

Financial Results

A review of the financial results for the three months ended 31 December 2004 is set out below. The comparative figures in brackets are for the corresponding period in the prior financial year.

CAT made a loss after taxation for the three months ended 31 December 2004 of £11.7 million (2003: £9.1 million). Net cash outflow before management of liquid resources and financing for the period was £9.7 million (2003: £6.6 million outflow). Net cash inflow after financing for the period was £65.6 million (2003: £7.2 million inflow). Net cash and liquid resources at 31 December 2004 amounted to £159.3 million (30 September 2004: £93.7 million).

Revenue in the period was £2.7 million (2003: £3.8 million). Licence fees of £1.2 million were recognised as revenue in the period having been released from deferred income brought forward at 30 September 2004. Milestone payments of £1.1 million were received during the quarter. Other revenues of £0.4 million, were received during the quarter. In October 2003 Abbott paid to CAT the first royalties on HUMIRA resulting in revenues of £1.0 million being recognised in the quarter ended 31 December 2003. As a result of an agreement reached in October 2003 on the timing of royalty payments, royalty payments by Abbott are now due in September and March of each year. There was, therefore, no royalty payment and no royalty revenue recognised in the first quarter of the current financial year, accounting for the decrease in revenue.

The payment by Abbott of royalty arrears and other related payments pursuant to the High Court judgment, received in January 2005, are not reflected in these results. Pending resolution of Abbotts request for permission to appeal and any resultant appeal, the royalty arrears payment will not be recognised as revenue, the payment on account of costs will not be recognised in the profit and loss account and revenue in respect of subsequent royalty receipts will only be recognised at the two per cent rate argued by Abbott. A proportion of CATs royalty receipts, and of the royalty arrears payment, are payable to the Medical Research Council and other licensors.

Operating costs for the period amounted to £15.6 million (2003: £13.6 million). Research and development expenses decreased to £9.2 million for the three months ended 31 December 2004 (2003: £10.4 million). External development costs for the three month period were £3.5 million (2003: £4.7 million). This decrease was due to cost savings made on the Trabio programme following the announcement of the European Phase II/III trial result.

General and administration expenses increased to £6.4 million for the three months ended 31 December 2004 (2003: £3.2 million). Litigation expenses rose by £1.5 million from the three months ended 31 December 2003 to £1.9 million in the three months ended 31 December 2004, due to the cost of the trial against Abbott in November 2004. There was an increase of £0.8 million to £1.9 million in foreign currency translation charge due to the significant depreciation of the US Dollar compared to the British Pound over the period. This change arises primarily from the retranslation of CATs trading balances with its US subsidiary, Aptein Inc., and is non-cash. AstraZeneca transaction costs and staff reallocations (from research and development to general and administration), account for a further part of the increase.

On 21 November 2004, CAT and AstraZeneca signed a major strategic alliance and, under the terms of a separate Subscription Agreement, AstraZeneca subscribed, in December 2004, £75.0 million for 10.2 million shares in CAT.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)	Three months ended 31 December 2004 Convenience translation US$000	Three months ended 31 December 2004 £000	Three months ended 31 December 2003 £000	Year ended 30 September 2004 £000

Turnover	5,202	2,715	3,818	15,925
Direct costs	-	-	(248)	(3,023)

Gross profit	5,202	2,715	3,570	12,902
Research and development expenses	(17,581)	(9,176)	(10,420)	(44,125)
General and administration expenses	(12,310)	(6,425)	(3,197)	(10,969)

Operating loss	(24,689)	(12,886)	(10,047)	(42,192)
Interest receivable (net)	2,246	1,172	983	4,130

Loss on ordinary activities before taxation	(22,443)	(11,714)	(9,064)	(38,062)
Tax on loss on ordinary activities	-	-	-	(64)

Loss for the financial period	(22,443)	(11,714)	(9,064)	(38,126)

Loss per share - basic and diluted (pence)		27.4p	22.5p	93.3p

Consolidated Statement of Total Recognised Gains and Losses

Three months ended 31 December 2004 Convenience translation US$000	Three months ended 31 December 2004 £000	Three months ended 31 December 2003 £000	Year ended 30 September 2004 £000

Loss for the financial period	(22,443)	(11,714)	(9,064)	(38,126)
Gain on foreign exchange translation	2,485	1,297	939	1,099

Total recognised losses relating to the period	(19,958)	(10,417)	(8,125)	(37,027)

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2004

CONSOLIDATED BALANCE SHEET (unaudited)	As at 31 December 2004 Convenience translation US$000	As at 31 December 2004 £000	As at 31 December 2003 £000	As at 30 September 2004 £000

Fixed assets
Intangible assets	10,672	5,570	6,620	5,832
Tangible assets	22,576	11,783	13,798	12,362
Investments	5,637	2,942	3,373	2,942

	38,885	20,295	23,791	21,136

Current assets
Debtors	9,760	5,094	6,514	4,460
Short term investments	297,683	155,367	113,033	93,061
Cash at bank and in hand	8,817	4,602	3,628	2,678

	316,260	165,063	123,175	100,199
Creditors
Amounts falling due within one year	(29,064)	(15,169)	(13,199)	(15,603)

Net current assets	287,196	149,894	109,976	84,596

Total assets less current liabilities	326,081	170,189	133,767	105,732
Creditors
Amounts falling due after more than one	(38,458)	(20,072)	(20,270)	(20,650)
year

Net assets	287,623	150,117	113,497	85,082

Capital and reserves
Called-up share capital	9,858	5,145	4,099	4,111
Share premium account	577,055	301,177	226,498	226,829
Other reserve	25,782	13,456	13,456	13,456
Profit and loss account	(325,072)	(169,661)	(130,556)	(159,314)

Shareholders funds - all equity	287,623	150,117	113,497	85,082

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2004

CONSOLIDATED CASH FLOW STATEMENT (unaudited)	Three months ended 31 December 2004 Convenience translation US$000	Three months ended 31 December 2004 £000	Three months ended 31 December 2003 £000	Year ended 30 September 2004 £000

Net cash outflow from operations	(19,594)	(10,227)	(7,409)	(31,067)
Returns on investments and servicing of
finance
Interest received	1,585	827	1,205	4,295
Interest element of finance leases	(29)	(15)	(22)	(78)

	1,556	812	1,183	4,217

Taxation	-	-	-	(64)

Capital expenditure and financial
investment
Purchase of tangible fixed assets	(510)	(266)	(373)	(1,032)
Sale of tangible fixed assets	-	-	-	6

	(510)	(266)	(373)	(1,026)

Net cash outflow before management of
liquid resources and financing	(18,548)	(9,681)	(6,599)	(27,940)

Management of liquid resources	(119,378)	(62,306)	(4,686)	15,357

Financing
Issue of ordinary share capital	144,432	75,382	13,880	14,223
Capital elements of finance lease rental	(174)	(91)	(84)	(348)
payments

	144,258	75,291	13,796	13,875

Increase in cash	6,332	3,304	2,511	1,292

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2004.

Convenience translation
The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 31 December 2004 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.916, the noon buying rate as of 31 December 2004. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

Loss per share
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on information in the table shown below.

Three months ended 31 December 2004	Three months ended 31 December 2003	Year ended 30 September 2004

Losses (£000)	11,714	9,064	38,126
Weighted average number of shares	42,811,237	40,270,246	40,866,684

The Company had ordinary shares in issue of 51,455,213 and a total of 2,247,914 ordinary shares under option as of 31 December 2004.

Reconciliation of operating loss to operating cash outflow

Three months ended 31 December 2004 Convenience translation US$000	Three months ended 31 December 2004 £000	Three months ended 31 December 2003 £000	Year ended 30 September 2004 £000

Operating loss	(24,689)	(12,886)	(10,047)	(42,192)
Depreciation charge	1,289	673	754	2,826
Amortisation of intangible fixed assets	502	262	263	1,051
Profit on disposal of fixed assets	-	-	-	(3)
Amounts written off fixed asset investments	-	-	-	215
Executive Incentive Plan charge	134	70	-	144
Increase in debtors	(527)	(275)	(2,191)	(24)
(Decrease)/increase in deferred income	(1,309)	(683)	2,522	4,086
Increase in creditors (excluding deferred income)	5,006	2,612	1,290	2,830

	(19,594)	(10,227)	(7,409)	(31,067)

Analysis and reconciliation of net funds

1 October 2004 £000	Cash flow £000	Exchange movement £000	31 December 2004 £000	31 December 2004 $000

Cash at bank and in hand	2,678	1,956	(32)	4,602	8,817
Overdrafts	(1,512)	1,348	-	(164)	(314)
		3,304	(32)
Liquid resources	92,559	62,306	-	154,865	296,721

Net cash and liquid resources	93,725	65,610	(32)	159,303	305,224

Finance leases	(820)	91	-	(729)	(1,397)

Net funds	92,905	65,701	(32)	158,574	303,827

Liquid resources shown above is included within short term investments on the Balance Sheet, which also includes a part of the investment in MorphoSys shares.

Reconciliation of movements in group shareholders funds

Three months ended 31 December 2004 £000	Year ended 30 September 2004 £000

Loss for the financial period	(11,714)	(38,126)
Other recognised gains and losses relating to the period	1,297	1,099

	(10,417)	(37,027)
New shares issued (net of expenses)	75,382	14,223
Executive Incentive Plan	70	144

Net increase/(decrease) in shareholders funds	65,035	(22,660)
Opening shareholders funds	85,082	107,742

Closing shareholders funds	150,117	85,082

Financial Statements
The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Companys statutory financial statements for the year ended 30 September 2004 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the three month periods ended 31 December 2004 and 31 December 2003 have not been audited. The results for the year ended 30 September 2004 have been extracted from the statutory financial statements which will be filed with the Registrar of Companies after the Companys Annual General Meeting and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2004 are available from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

-ENDS-

Notes to Editors
Cambridge Antibody Technology (CAT):

CAT is a biopharmaceutical company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 280 people

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Companys strategy to develop a portfolio of antibody-based drugs.

Four CAT human therapeutic antibody products are now at various stages of clinical development, with one further product candidate in pre-clinical development.

HUMIRA, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved for marketing as a treatment for rheumatoid arthritis in 51 countries.

Six further licensed CAT-derived human therapeutic antibodies are in clinical development by licensees, with six further licensed product candidates in pre-clinical development.

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products.

On 22 November 2004, CAT announced a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics in inflammatory disorders.

CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFbeta, a family of proteins associated with fibrosis and scarring.

CAT has also licensed its proprietary technologies to several companies. CATs licensees include: Abbott, Amgen, Chugai, Genzyme, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.

CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (CAT) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the companys present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the companys actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CATs ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.